EXHIBIT (a)(1)(vi)

E-mail Communication

From:	stockexchange@amd.com
Sent:	____________, 2003
To:	Name of Eligible AMD Employee
Subject:	STOCK OPTION EXCHANGE: Reminder

Dear [Name of AMD Employee]:

You have not yet logged onto the website that shows your stock options that are eligible for the stock option exchange program. We urge you to review the website as soon as possible. Please visit:

http://hr/stock/exchange

You can review the terms and conditions of the program on the website. If you do not want to participate in the exchange click the SUBMIT button without selecting any of your options for exchange.

If you have technical difficulties in accessing this site, please call Treasury Services at ext. 42633 to arrange an alternate method of submission of your election.

You must submit your election by 9:00 p.m. PST (CALIFORNIA TIME) July 25, 2003, unless this offer is extended, in which case we will accept your options shortly following the expiration of the extended period. If you do not submit an election by this deadline, you will forfeit your right to participate in this stock option exchange program. The most current election submitted at the above deadline will be the one considered for acceptance to exchange.